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Exhibit 99.1

        A copy of Imperial Tobacco Group PLC's Annual Report and Accounts 2003, Annual Review and Summary Financial Statement 2003, Notice of Annual General Meeting 2004 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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  Exhibit 99.1